UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number: 001-38842

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Disney Hourly Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Walt Disney Company
500 South Buena Vista Street, Burbank, California 91521

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS
DECEMBER 31, 2025 AND 2024

*Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

Report of Independent Registered Public Accounting Firm

To the Investment and Administrative Committee of The Walt Disney Company Sponsored Qualified Benefit Plans and Key Employees Deferred Compensation and Retirement Plan and Participants of the Disney Hourly Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Disney Hourly Savings and Investment Plan (the “Plan”) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Disney Hourly Savings and Investment Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Disney Hourly Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Disney Hourly Savings and Investment Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2026.

Princeton, New Jersey
June 25, 2026

PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm

To the Investment and Administrative Committee of The Walt Disney Company Sponsored Qualified Benefit Plans and Key Employees Deferred Compensation and Retirement Plan and Participants of the Disney Hourly Savings and Investment Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the Disney Hourly Savings and Investment Plan (the “Plan”) as of December 31, 2024. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP
Los Angeles, California
June 2, 2025

We served as the Plan’s auditor from 2020 until 2025.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2025	2024
Assets
Plan’s share of the net assets of the Disney Savings Plan Master Trust at fair value	$1,836,145	$1,506,893

Receivables:
Notes receivable from participants	53,595	44,597
Company contributions	3,208	1,941
Participant contributions	3,992	—
Total receivables	60,795	46,538

Net assets available for benefits	$1,896,940	$1,553,431

The accompanying notes are an integral part of these financial statements.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Year Ended
December 31, 2025

Plan’s share of net investment income of the Disney Savings Plan Master Trust	$239,842

Interest income on notes receivable from participants	3,702

Contributions:
Participant	185,335
Company	56,765
242,100

Deductions from net assets attributed to:
Benefits paid to participants	(141,609)
Administrative expenses	(526)
(142,135)

Net increase	343,509

Net assets available for benefits:
Beginning of year	1,553,431

End of year	$1,896,940

The accompanying notes are an integral part of these financial statements.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.Description of the Plan

General
The Walt Disney Company (the “Company”) established the Disney Hourly Savings and Investment Plan (the “Plan”) effective as of June 1, 2000. The Plan is a defined contribution plan intended to provide participating employees the opportunity to accumulate retirement funds through a tax-deferred contribution arrangement pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the “Code”). In addition to the Code, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan offers an Employee Stock Ownership Plan ("ESOP") component through a fund, which is intended to comply with Section 4975(e)(7) of the Code. The ESOP provides employees the opportunity to participate in the performance, both positive and negative, of Company common stock. Any dividends paid on Company common stock held in the ESOP are automatically reinvested, unless the participant elects to receive them in cash. The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Administration of the Plan
The Investment and Administrative Committee of The Walt Disney Company Sponsored Qualified Benefit Plans and Key Employees Deferred Compensation and Retirement Plan (the “Committee” or “Plan Administrator”) administers the Plan, interprets its provisions and resolves all issues arising in the administration of the Plan.

The assets of the Plan are administered under a trust agreement between the Company and Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Pursuant to the trust agreement, Fidelity executes the day-to-day activities of trust administration.

Administrative expenses of the Plan may be paid from the assets of the Plan unless the Company, at its discretion, pays such expenses. Investment expenses incurred by the investment funds are charged to the respective funds.

Participation
The Plan is for eligible domestic hourly employees of the Company and certain of its subsidiaries. Eligible employees may enroll and begin making contributions 90 days after their hire date. Eligible employees hired or rehired on or after January 1, 2018 and not covered by a collective bargaining agreement will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay, and this contribution rate automatically increases by 1 percentage point each year, up to a maximum percentage of 10%, unless a participant affirmatively elects otherwise. Employees who were auto-enrolled may withdraw their tax deferred contributions within 90 days of their 1st contribution.

The Plan accepts direct cash rollovers from other qualified plans or individual retirement accounts ("IRA") regardless of whether the eligible employee has met the 90 day service requirement.

Contributions
Participants are permitted to make pre-tax contributions or after-tax Roth contributions or a combination of both in whole percentages, up to 50% of their base compensation (75% if age 50 and over), through payroll deductions. A participant’s total pre-tax contributions, after-tax Roth 401(k) contributions and the Company’s matching contributions, in any Plan year, cannot exceed the limits provided under Section 402(g) and Section 415 of the Code.

Generally, once the participant reaches one year of service, the Company will begin making matching contributions in amounts that range from 2% to 5% of eligible pay depending on a number of factors, including whether the participant is covered by a collective bargaining agreement. The Company may change the level of matching contributions or cease making matching contributions for participants not covered by collective bargaining agreements.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Income earned on participant pre-tax contributions and Company contributions to the Plan is not taxable for federal or state income tax purposes until withdrawn from the Plan. Income earned on Roth 401(k) contributions is not taxable if distributed in a qualified distribution. A Roth 401(k) withdrawal is considered a qualified distribution if five taxable years have passed since a participant’s first contribution and the withdrawal is attributable to the participant’s attainment of age 59½, disability or death.

Participant accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of Plan earnings. To the extent that the Plan’s administrative expenses are not paid by the Company, participant accounts may be charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the amount in the participant’s account.

Vesting
Participants are fully vested immediately in all contributions, including the Company’s matching contributions, and all earnings thereon.

Investments
The Plan’s investments are held in the Disney Savings Plan Master Trust (the “Master Trust”). There are a number of investment fund options available to participants. The participants direct their individual contributions and Company matching contributions in these investment funds. Participants may elect to change the investment of their contributions or to transfer all or part of their account balances among the various investment funds in increments of 1%. If the participant makes no election, contributions are made into the BTC Lifepath Fund with a target date closest to the participant’s 65th birthday.

Benefits, Distributions and Withdrawals
A participant’s entire account balance, adjusted for investment gains or losses, is available for immediate distribution upon termination of employment. Distributions are made in cash or participants can elect to receive any part of their Disney Stock Fund accounts in the form of Company common stock plus cash for any fractional shares. Participants’ account balances under $1,000 are automatically distributed within 60 days following the participant’s termination date (or on a future date if the fair market value of the account balance falls below $1,000), less 20% for federal tax withholding, unless the participant elects to rollover the distribution into an IRA or another qualified plan. For terminated participants with account balances between $1,000 and $7,000, the Plan Administrator will distribute the participant’s balance in a direct rollover to an IRA designated by the Plan Administrator, unless the participant elects to rollover their balance into another eligible retirement plan. Participants with account balances of $7,000 or more may elect a distribution at any time following termination of employment. All amounts are to be distributed in accordance with the minimum required distribution provisions of the Code.

In-service withdrawals, up to 100% of the participant’s account, are available after reaching age 59½; additional in-service withdrawals are allowed prior to age 59½ for certain reasons as applicable under the Code and the Plan. Hardship withdrawals are limited to the amounts necessary to satisfy a financial hardship and will be made if the Committee, or its delegate, determines that the reason for the hardship complies with applicable requirements under the Code and the Plan.

Voting Rights for the Disney Stock Funds
Each participant has the right to direct the Trustee concerning the participants’ shareholder rights, such as voting rights or tender offers. An appointed independent fiduciary will vote the shares if a participant does not give specific voting instructions to the Trustee. If an independent fiduciary is not appointed in a particular year or does not give the Trustee timely direction, the Trustee will vote those shares in the same proportion it has received instructions from other participants. If the Trustee does not receive specific tender offer instructions from a participant, the Trustee will not tender those shares.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Notes Receivable from Participants
Participants are permitted to borrow from their accounts subject to certain limitations and conditions established to comply with the current requirements of the Code. All notes made by participants are secured by their accounts with a right of offset. Participants may borrow up to 50% of their vested account balance not to exceed $50,000 in any consecutive twelve-month period. The minimum amount of each note is $1,000, and a participant may only have one note outstanding.

Notes may have a term of up to five years. However, the term can be extended to thirty years if the note is used to acquire or construct a principal residence of the participant. The interest rate on notes is equal to the prime rate on the date of issuance plus 1%. Note payments, including interest, are credited to the participant’s account.

Plan Amendment or Termination
The Company reserves the right to amend or modify the provisions of the Plan. Although the Company expects to continue the Plan indefinitely, the Company, with the approval of its Board of Directors, may terminate the Plan for any reason. If the Plan is terminated, each participant will receive, as prescribed by ERISA and its related regulations and in the form and manner determined by the Committee, a payment equal to the value of the participant’s account balance at the time of liquidation.

2.     Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks, which can include increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition
Shares in registered investment companies and collective investment trusts are valued at the net asset value of shares held by the Plan at year end. The Disney Stock Funds are valued at the year-end quoted market price of Company common stock. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Investment Income/Loss
The Plan’s share of the Master Trust’s net investment income recorded in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses on sales, dividends and unrealized appreciation or depreciation on investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There are no allowances for credit losses as delinquent participant notes are reclassified as distributions based upon the terms of the Plan document and the Code.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Payment of Benefits
Benefits are recorded when paid.

Expenses
Administrative expenses paid by the Company on behalf of the Plan are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the Plan's share of the Master Trust net investment income.

3.     Income Taxes

On March 26, 2018, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) indicating that the Plan qualifies under the appropriate sections of the Code and is therefore exempt from income taxes under Section 501(a) of the Code. The Plan has been amended since the March 26, 2018 favorable determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress.

4.     Party-in-Interest and Related Party Transactions

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee or participant (Parties-in-Interest) are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

During the year ended December 31, 2025, the Plan had the following exempt party-in-interest transactions:
•Certain Plan investments are shares of registered investment companies managed by Fidelity, who is the Trustee of the Plan.
•The Plan paid fees to the Trustee totaling $525,742.
•The Company paid certain administrative expenses on behalf of the Plan totaling $1,984,560. In addition, the Plan incurred administrative expenses of $553,292 pertaining to the year ended December 31, 2025, which were paid by the Company in 2026.
•Participants borrowed $29,742,207 and made principal repayments of $20,732,352.
•The Plan allows participants to invest in Company common stock through the Disney Stock investment funds. The Plan recognized dividend income of $1,450,858 included within “Plan’s share of net investment income of the Disney Savings Plan Master Trust” in the Statement of Changes in Net Assets Available for Benefits. In addition, the dividend income receivable from the Company was $896,641 and $606,816 at December 31, 2025 and December 31, 2024, respectively and included within “Plan’s share of the net assets of the Disney Savings Plan Master Trust at fair value” in the Statement of Net Assets Available for Benefits.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

5.     Investment in Disney Savings Plan Master Trust

The Plan’s investments and certain assets are held in the Master Trust, which also includes the investments and certain assets of the Disney Savings and Investment Plan, the Disney Retirement Savings Plan and the 21st Century Fox America Consolidated Savings Plan, which are other defined contribution plans sponsored by the Company. Assets of the Master Trust are allocated to the participating plans according to the investment elections of participants within each plan. Investment income (losses) of the Master Trust for the year ended December 31, 2025 were allocated based upon each Plan’s specific interest within each of the investment funds held by the Master Trust. For the year ended December 31, 2025, the Master Trust’s purchases and sales of Company common stock were $68,535,623 and $165,558,598, respectively.

Investments held and payables owed by the Master Trust are as follows (in thousands):

	December 31,
	2025	2024
Investments, at fair value:
Disney Stock Funds	$1,231,266	$1,303,430
Registered Investment Companies	2,162,819	2,182,540
Collective Investment Trusts	14,635,612	12,123,947
Total investments at fair value	18,029,697	15,609,917
Dividends receivable	8,163	5,886
Payables	(1,412)	(541)
Total	$18,036,448	$15,615,262

The Plan’s share of the Master Trust’s investments and payables is as follows (in thousands):

	December 31,
	2025	2024
Investments, at fair value:
Disney Stock Funds	$135,441	$135,137
Registered Investment Companies	175,380	176,725
Collective Investment Trusts	1,524,622	1,194,500
Total investments at fair value	1,835,443	1,506,362
Dividends receivable	897	606
Payables	(195)	(75)
Total	$1,836,145	$1,506,893

At both December 31, 2025 and 2024, approximately 13% of the Plan's share of the Master Trust assets was invested in a single fund.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

The changes in net assets for the Master Trust for the year ended December 31, 2025 are as follows (in thousands):

Dividends	$94,657
Net appreciation in fair value of investments	2,296,739
Net investment income	2,391,396
Contributions received, benefits paid and other, net	29,790
Increase in net assets	2,421,186
Net assets:
Beginning of year	15,615,262
End of year	$18,036,448

6.     Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and is generally classified in one of the following categories:

•Level 1 – Quoted prices for identical instruments in active markets
•Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets
•Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Investments that are valued using the net asset value per share practical expedient are not classified in the fair value hierarchy.

The Master Trust’s investments measured at fair value are summarized in the following tables by fair value measurement Level (in thousands):

	Investments at Fair Value at December 31, 2025
	Level 1	Total
Disney Stock Funds	$1,231,266	$1,231,266
Registered Investment Companies	2,162,819	2,162,819
Total investments in the fair value hierarchy	$3,394,085	3,394,085
Collective Investment Trusts		14,635,612
Total investments at fair value		$18,029,697

	Investments at Fair Value at December 31, 2024
	Level 1	Total
Disney Stock Funds	$1,303,430	$1,303,430
Registered Investment Companies	2,182,540	2,182,540
Total investments in the fair value hierarchy	$3,485,970	3,485,970
Collective Investment Trusts		12,123,947
Total investments at fair value		$15,609,917

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Collective investment trusts are valued using the net asset value per share practical expedient. The collective investment trusts invest in domestic and international/global equity and debt securities, securities of publicly traded real estate companies, fixed income investments and/or cash equivalents. The Master Trust’s investments in collective investment trusts are purchased and sold on a daily basis and are not subject to restrictions regarding participant redemptions. In addition, there are no unfunded commitments to the collective investment trusts. The Master Trust is required to provide the manager of the collective investment trusts with 30 days’ notice prior to exiting these funds.

7.     Subsequent Events

The Plan Administrator has evaluated subsequent events through June 25, 2026, the date the financial statements were issued, and made any necessary adjustments and disclosures, as applicable.

DISNEY HOURLY SAVINGS AND INVESTMENT PLAN
EIN: 95-4545390, Plan: 026
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Disney Savings Plan Master Trust	Master Trust Investment Account	$1,836,144,409
*	Notes receivable from participants	Notes mature between January 2026 and November 2055 with interest rates that range from 4.25% to 9.50%.	$53,594,536

* A party-in-interest for which a statutory exemption exists.

The Walt Disney Company
Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - WithumSmith+Brown, PC

23.2	Consent of Independent Registered Public Accounting Firm - Baker Tilly US, LLP

101*	Interactive Data Files Pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL:
(i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, (iii) Notes to Financial Statements and (iv) Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2025

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Disney Hourly Savings and Investment Plan
(Name of Plan)

By:	/s/ Brent A. Woodford
(Brent A. Woodford, Member of the Investment and Administrative Committee, Executive Vice President - Controllership, Financial Planning and Tax, The Walt Disney Company)
June 25, 2026
Burbank, California